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                                  EXHIBIT 99.1

SHANDA ACQUIRES LEADING ENTERTAINMENT LITERATURE PORTAL QIDIAN

LITERATURE PLATFORM OF POPULAR WORKS TO ENHANCE SHANDA'S ENTERTAINMENT CONTENT DEVELOPMENT


      SHANGHAI, CHINA - OCTOBER 8, 2004 - Shanda Interactive Entertainment Limited (Nasdaq: SNDA), the largest operator of online games in China, announced today that it has acquired closely held Qidian (www.cmfu.com), a leading Chinese original entertainment literature portal, in an all cash transaction. Specific terms were not disclosed.

      Qidian is a premier forum for independent writers to publish their original literature online, including magic fantasy works, science fiction works and works based upon the story lines of online games. Through Qidian's literature platform, readers can interact and communicate with authors as well as subscribe for access to the published works.

      According to data provided by Qidian's management, Qidian has published approximately 14,000 literature works with a total Chinese character word count exceeding 1.2 billion. In addition, Qidian has obtained the electronic copyrights to approximately 300 of the most popular works that it has published. According to Qidian's management, approximately 10,000 writers have authorized Qidian to publish their works. Qidian's daily pageviews is around 30 million, which ranks Qidian as the 35th most popular Chinese language website according to Alexa.

      "The acquisition of Qidian helps to solidify Shanda's leading position in the Chinese online entertainment market," Mr. Chen Tianqiao, Chairman and CEO of Shanda, commented, "Qidian offers a rich resource of original content online that is a great strategic fit with our in-house game development strategy. Literature is the starting point for many of the creative ideas that fuel the most successful entertainment franchises, such as Harry Potter and The Lord of The Rings. Owning copyrighted literature written by and popular among our attractive game-playing demographic supports our ability to develop compelling storylines for our future in-house developed online games."


ABOUT SHANDA INTERACTIVE ENTERTAINMENT LIMITED

      Shanda Interactive Entertainment Limited (Nasdaq: SNDA) is the largest operator of online games in China. Shanda offers a portfolio of massively multi-player and casual online games that users play over the Internet, including several of the most popular online games in China. Shanda's game platform attracts a large and loyal user base, each member of which can interact with thousands of others, which creates a strong community among users. In the second quarter of 2004, Shanda's commercially launched online games were played by over 1.6 million peak concurrent users and approximately 1.2 million average concurrent users. For more information about Shanda, please visit http://www.snda.com.



CONTACT:

Donglei Zhou
Director of Investor Relations
Shanda Interactive Entertainment Limited
Phone: 8621-50504740
E-mail: IR@shanda.com.cn

Todd St.Onge (investors): stonge@braincomm.com
Michael DiPaolo (media):  dipaolo@braincomm.com
Brainerd Communicators, Inc.
212-986-6667